

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

> **RE:** **Vera Bradley, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-167934**
> **Filed July 1, 2010**

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed July 1, 2010

General

1. Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

2.   Prior to effectiveness, please have a NASDAQ Global Market representative call the staff
        to confirm that your securities have been approved for listing.

3.   We will process your amendments without price ranges. As the price range you select
        will affect disclosure in several sections of the filing, we will need sufficient time to
        process your amendments once a price range is included and the material information
        now appearing blank throughout the document has been provided. Please understand that
        the effect of the price range on disclosure throughout the document may cause us to raise
        issues on areas not previously commented on.

4.   We note references throughout your document to the completion of a reorganization
        transaction which will occur in connection with your offering. Please advise us of your
        anticipated timeline for this reorganization. In addition, please note that we may have
        comments addressing the reorganization and related disclosures. Please allow for
        sufficient time for us to do so.

Prospectus Summary, page 1

5.   On page one you reference a compounded annual growth rate of 23.9% for the five year
        period ended in 2010. It was unclear whether your net income had grown at a similar
        compounded annual growth rate. If your net income has grown at a significantly lower
        compounded annual growth rate, revise to address. Also, please clarify whether both of
        your segments have achieved similar compounded annual growth rates. Finally, to the
        extent that your Indirect business has experienced or continues to experience lower than
        peak sales levels, revise to briefly address.

6.   In the penultimate sentence of the last paragraph of this section, please revise to clarify
        that the percentages disclosed represent the growth of comparable-store sales between
        periods.

7.   We note the statement on page three and elsewhere regarding your belief that the U.S.
        market can support at least 300 Vera Bradley full priced stores. With a view to
        disclosure, please advise us how you estimated this figure and further clarify your
        medium-term store expansion plans and the capital requirements associated with such
        expansion, later in your document. In addition, please revise throughout as appropriate to
        address the potential impacts that such store expansion may have on your Indirect
        business and relationships.

Summary Consolidated Financial and Other Data, page 5

8.   Please revise to present average net revenues per gross square foot for each interim
        period presented here and throughout your registration statement.

9.   Please revise your definition of comparable-stores sales here and throughout your registration statement to clarify how you consider stores in which square footage has changed by a significant percentage (e.g. 15% or greater) as a result of a remodel, expansion, or reduction.

10.   Due to the change in your fiscal year end in January 2008, please revise to disclose here and throughout your registration statement that the results for the fiscal year ended January 31, 2009 includes 5 days less of activity than the fiscal year ended January 30, 2010. Please quantify the effect of the difference, if material; if the difference is not material, please so state.

Risk Factors, page 8

11.   We note your page eight statement that "[t]he risks and uncertainties described below are not the only risks and uncertainties" you face. Please revise to remove this statement as the risk factors section should discuss all material risks.

12.   Please revise your page 11 risk factor "[w]e rely on various contract manufacturers …" to clarify the distinction between your raw material suppliers and the contract manufacturers responsible for producing the finished product.

13.   Please remove or revise your page 15 risk factor "Our securities have no prior market …" Currently, this risk factor would appear to apply to any offering and presents multiple unique risks many of which are addressed elsewhere.

Use of Proceeds, page 20

14.   We note your intention to use the net proceeds from the offering to fund a final "S" corporation distribution. Please disclose the amount of this distribution in this section. Also, either here or in the Dividend Policy section, clarify if the distribution percentage relative to taxable income is or will be consistent with payments made in prior periods. If not, explain the reason behind the change.

15.   We note that you reserve funds for working capital and other general purposes. Currently it is unclear how much of your offering proceeds will be allocated to this category. Please note that we may have further comment once the amount allocated to this category becomes known and it may be necessary to provide more specific disclosure addressing your intended use of proceeds or to explain the decision to raise funds at this time. See Item 504 of Regulation S-K. In addition, we note the disclosure on page 27 that you plan to open nine full-price stores and three outlet stores in 2011. To the extent that you plan to use the proceeds from this offering to fund this and/or any future expansion, please add appropriate disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

16.	Please revise to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should include robust discussions that fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, your changes should address the following items:

- With respect to changes in your net sales, quantify the dollar amount change in (i) e-commerce sales, (ii) comparable-store sales, (iii) new stores not included in comparable-store sales and (iv) outlet sale revenue.
- With respect to your gross profit discussions, disclose the impact of pricing, promotional activities and product mix.
- Your discussions should include an analysis of your operations for each reportable segments beyond a discussion of the net sales of such segment

17.	We note your page eight risk factor addressing the impact that consumer confidence levels in the United States may have on your sales and operating results. Please further expand your Management's Discussion and Analysis to address the impact that the current economic climate has had on your results for each period covered by your financial statements and address any known trends in your business. In addition, it appears that most of your Indirect business consisted primarily of individual stores (as opposed to large retail chains). Therefore, please discuss what impact the economy has had on their order levels and financial viability. If material, revise to address this in greater detail in both the overview and the related results of operations. In this respect we note the page 15 risk factor "Our indirect business could suffer as a result of bankruptcies …"

18.	Please revise your disclosure to briefly address the future financial impact of being taxed as a C corporation.

Results of Operations, page 29

19.	We note your explanation on page 31 and 32 that a decline in other income was partially attributable "to a decline in the participation by [y]our indirect retailers in [y]our catalogue and direct mailers, which resulted in decreased reimbursement of [y]our advertising expenses." Please elaborate on the business implications of this disclosure to explain why participation is declining.

Fiscal Year 2010 Compared to Fiscal Year 2009, page 32

20.	Please provide additional disclosure about the asset impairment charges at three of your stores as referenced on page 32. Also, if warranted, please contextualize these changes in relation to your store expansion plans discussed elsewhere.

Liquidity and Capital Resources, page 35

21.   We note your statement on page 37 that you have built up inventory during the quarter ended May 1, 2010 to meet consumer demand. Revise to quantify the inventory build-up and provide additional disclosure about the anticipated consumer demand. In addition, clarify here and elsewhere whether your expanding Direct business and the shifting mix between Direct and Indirect has materially altered the nature and levels of your accounts receivable and inventory.

Business, page 42

22.   Please expand on the fourth paragraph under Our Company on page 42 to address your Indirect business.

23.   Please provide the information required by Item 101(a) of Regulation S-K. This would include the state and date of incorporation for Vera Bradley Inc. as well as the predecessor(s). In addition, discuss the reorganization transaction.

24.   We note the product chart on page 47. Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products. See Item 101(c)(1)(i) of Regulation S-K.

25.   Please expand your Business disclosure to address, in greater detail, your Merchandising, Product Development, and Sourcing strategies. For example, your Product Development discussion on page 47 focuses on patterns and prints but does not appear to address line extensions, new functionality features, etc. It was also unclear whether you did any sort of pre-market testing, and how you estimated your consumer demand, or determined the size and timing of orders placed with contract manufactures.

26.   On page 44 you reference a series of reports published by Mintel, Packaged Facts, and IBISWorld. Please provide us copies of these reports. In addition, please include a citation as to where such information can be found and state whether these reports are readily available to the public.

27.   On page 45, under Competitive Strengths, you state that your "brand is more accessible than many competing brands …" Please clarify how accessible is being used here. It was unclear, for example, if you were considering your bags and accessories accessible due to favorable price points, the size of your distribution network, market perception, or otherwise.

28.   Please expand your page 52 Competition discussion to discuss in greater detail the competitive conditions in the business, as required by Item 101(c)(1)(x) of Regulation S-K.

Management, page 54

29. Please include a cross reference to the page 70 discussion of family relationships in this section. See Item 401(d) of Regulation S-K.

30. Please discuss Mr. Hall's business experience for the past five years, as required by Item 401(e) of Regulation S-K. For example, discuss his business experience from 2005 to 2007.

Board of Directors and Board Committees, page 56

31. We note that you plan to establish audit, compensation, and nominating/governance committees prior to effectiveness. Please update the information in this section, when you have established such committees, and revise your disclosure under Compensation Committee Interlocks to address the requirements of Item 407(e)(4) of Regulation S-K as it relates to your last completed fiscal year.

Executive Compensation, page 58

32. We note the disclosure on page 59 that your objective is to set the base salary within the competitive range (+/- 15% of the market median) for the named executive officers. With the exception of Mr. Ray, you have not disclosed whether the base salaries, as adjusted, fell within this range. Please disclose and to the extent that any salaries fall outside of this range, please explain. Please make similar revisions to the discussion in the annual incentive compensation section.

33. We note that you paid your named executive officers incentive compensation at the maximum level based on your achievement of an actual net income of $43 million for the period. However, you have not disclosed the various targets used. Please disclose the specific performance targets used to determine incentive amounts or provide us with an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

34. We note the disclosure on page 60 that 50% of annual incentive compensation was based upon qualitative individual performance goals. Please clearly disclose the goals, as required by Item 402(b)(1)(v) and (b)(2)(vii) of Regulation S-K.

35. On page 63 you indicate that Ms. Miller and Ms. Baekgaard each participated in setting their own compensation levels. To the extent known, please discuss their role in setting their compensation once you become a public company.

36.   We note the pre-IPO equity grants. Please update the disclosure to clarify, once known, the amount of shares to be granted to each named executive.

37.   Please discuss and quantify the "relocation benefits" for Mr. Blade.

38.   The disclosure in footnote three is not consistent with the total amount in the all other compensation column of the summary compensation table for Ms. Miller and Ms. Baekgaard. Please reconcile.

Certain Relationships and Related Party Transactions, page 69

39.   Please update your disclosure responsive to Item 404 of Regulation S-K to address any transactions occurring after your year-end.

40.   Please file the lease agreement with Milburn, LLC, or advise. In addition, we note the shareholder agreements referred to on page 70 that you anticipate will terminate on or prior to completion of this offering. To the extent these agreements are not terminated, please confirm they will be filed as exhibits.

Description of Capital Stock, page 73

41.   We note your statement that your disclosure "is intended to be a summary and does not describe all provisions …" Please revise to indicate that you have described all material provisions.

42.   We note your page 73 statement that "[a]ll outstanding shares of [y]our capital stock are fully paid and nonassessable …" This statement is a legal conclusion that you are unable to make. Please revise to attribute this statement to counsel or remove.

Underwriting, page 83

43.   Please revise the recent sales of unregistered securities section to provide the disclosure required by Item 701 of Regulation S-K regarding the reorganization transaction.

Financial Statements

General

44.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment.

45.   We note you intend to use your net proceeds from this offering to fund your final "S" Corporation distribution. Please revise the Statements of Income for the most recent fiscal year and subsequent interim period to provide pro forma per share data that gives effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings).

46.   Please revise your Balance Sheets to present the pro forma effect of the reorganization. Please note that this presentation would essentially show a zero balance of retained earnings in a pro forma column adjacent to the historical balance of retained earnings. Further, you should not give effect to the receipt of offering proceeds.

Interim Financial Statements for the Six Months Ended December 31, 2009 and 2008

General

47.   Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements below.

48.   We note you disclosed the reorganization transaction on page 4.   Please disclose the terms and conditions of such reorganization and its impact on your financial statements and operations. Further, please reference such disclosure on page F-1.

Audited Consolidated Financial Statements

Notes to consolidated financial statements

1. Description of Company

Unaudited Pro Forma Income Information, page F-13

49.   We note your disclosure that you intend to reorganize as a C Corporation. Since this appears to be a material probable event, please revise to provide pro forma financial information to reflect the reclassification of undistributed earnings or losses of the previous S Corporation to paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

3. Accounting Change, page F-19

50.   We note you have retrospectively changed the method of accounting for certain advertising costs and related reimbursements from indirect retailers. Tell us how your new method of accounting and presentation in the financial statements is preferable and show us the specific accounting literature that supports your current and prior position.

51.   We note you present reimbursements of certain advertising costs as "Other income". Tell us how this presentation of the reimbursements of certain advertising costs in "Other income" is preferable and appropriate versus offsetting the reimbursements against advertising expenses incurred. Provide us the specific accounting literature that supports your current accounting treatment and presentation. Also, tell us if the

Indirect retailers are required by agreement to reimburse you for such costs. We may have further comments upon receipt of your response.

Exhibits

52.   We note that you have not filed almost all of your exhibits. Please note that we review, and frequently comment upon, these documents. Please allow sufficient time for us to do so.

53.   Please file the lock-up agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc.   Steven J. Gavin
Fax: (312) 558-5700